Via Edgar, Telecopy and Regular Mail

November 10, 2009

Mr. Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          First Financial Northwest, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 001-33652

Dear Mr. Vaughn:

We have received your letter dated October 28, 2009 and provided below are the responses by First Financial Northwest, Inc., Renton, Washington (“FFNW”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”).  We have included for your reference, the Staff’s comments and FFNW’s responses thereto.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements

Note 8 – Federal Taxes on Income, page 16

1.
We note your response to comment 2 in your response letter dated August 20, 2009 in which you state that you normalized your historical cumulative three year pre-tax results by excluding the significant increase in the provision for loan losses in the quarter ended June 30, 2009.

a.
Please tell us why you believe providing for loan losses is a one-time event as you stated in your response to comment 2d, since these losses are creating the significant portion of your net operating losses which are the subject of your analysis.

FFNW’s Response:

To clarify, if we include the full loan loss for all periods through the second quarter of 2009 in our normalized cumulative three year pre-tax results we would not be in a cumulative loss position as of June 30, 2009.  Additionally, we continue to monitor our loan portfolio for potential losses and examine our core earnings as part of our overall analysis of positive and negative evidence relating to our deferred tax assets.

United States Securities and Exchange Commission
November 10, 2009

While we do not believe providing for loan losses is a one-time event, we have experienced minimal to no charge-offs throughout the history of the Bank. Consequently, the $18.3 million recorded as our provision for loan losses in the second quarter of 2009 was considered unique to our history of loan performance.

Our reasoning for providing an $18.3 million provision for loan losses in the second quarter of 2009 was the result of the rapidly deteriorating local economy and specifically the effect this was having on our construction/land development loan portfolio. We establish the provision for loan losses at a level we believe is necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. Our methodology in assessing the allowance for loan losses places greater emphasis on factors such as charge-off history, the economy, the regulatory environment, competition, geographic and loan type concentrations, policy and underwriting standards, nature and volume of the loan portfolio, management experience levels, our loan review and grading system and the value of underlying collateral. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available or as future events differ from predictions. While we recognize we will experience higher than normal provisioning at times, we do not believe the level in the second quarter is indicative of our historical experience or an ongoing trend.  As such, we were adjusting for what we believe to be the extraordinary portion of the provision for loan losses from our normalized earnings.  We recognize that adding to our provision for loan losses at higher than historical levels is part of our normal operations and that the provision for loan losses is part of our normal operations.

b.	Please tell us if you excluded the provision for loan losses recorded in other periods in your assessment of your three year cumulative loss. If so, please tell us why.

FFNW’s Response:
We did not exclude the provision for loan losses in other periods in our assessment of our three year cumulative loss.   Provisioning based on historical patterns would not be appropriate to exclude as it is an operational expense of the Bank.  Additionally, we believe that the level of provisioning would increase and decrease depending on a number of market driven factors.

The one-time contribution to the First Financial Northwest Foundation and the one-time write-off of our goodwill were the largest contributors to our three year cumulative loss position at June 30, 2009 rather than our provision for loan losses and by only excluding these two items we would not be in a cumulative loss position.

c.	Please tell us if you included the loan losses recorded for tax purposes in your analysis of your three year cumulative loss. If not, tell us why not.

FFNW’s Response:
For tax purposes, we utilize the specific charge-off method.  As such, we have deducted actual charge-offs on our tax returns and have not deducted our additions to our allowance for loan loss.  We have calculated our cumulative losses as three year pre-tax results.  We have normalized our cumulative loss to account for  items, such as goodwill impairment and the one-time charitable contribution.  Loan losses for book and tax purposes are inherent in the pre-tax results and were included in our analysis.

United States Securities and Exchange Commission
November 10, 2009

2.
Please provide us a summary of your internal projections of future taxable income as of December 31, 2007, December 31, 2008, March 31, 2009 and your most current projection of future taxable income and analyze how your projections compare to the actual taxable income reported for the applicable and relevant periods. Specifically tell us if you included charges for the $18.3 million in US GAAP loan losses provided for in the quarter ended June 30, 2009 in your most recent internal projection of future taxable income. If you did not, please explain to us why since it would appear that these US GAAP loan losses would negatively affect your taxable income in future periods when the losses are incurred and reportable for tax purposes.

FFNW’s Response:
Our internal projections for future taxable income as of December 31, 2007 became partially obsolete at the time our initial public offering was effective on October 9, 2007, because the offering generated $250 million of capital. We did not update the 2007 projections for the completion of the public offering. However, our projections were consistent with our expectations.

For 2008, our operating results were also consistent with our projections, with the exception of unbudgeted costs associated with the adoption of an equity incentive plan and professional fees related to Sarbanes-Oxley compliance and reporting.  As these were first year costs resulting from our public offering, we had no historical basis for budget purposes and did not fully include them in our internal projections.

Our projected pre-tax income for the first quarter of 2009 was $3.1 million compared to actual pre-tax income of $1.6 million. The difference was related to interest income of $16.8 million for the three months ended March 31, 2009 compared to the budgeted amount for the first quarter of 2009 of $18.4 million. The decline in interest income was primarily the result of the foregone interest on nonperforming loans of $1.1 million and, to a lesser extent, the general decline in market interest rates.

Our most current projection indicated a pre-tax loss of $28.5 million for the nine months ended September 30, 2009, the actual loss for the period was $35.4 million. The difference of $6.9 million was primarily due to the increase in the provision for loan losses of $6.8 million for the nine months ended September 30, 2009 as compared to the budget. The increase was primarily due to two borrowing relationships that were identified in the third quarter that are experiencing cash flow difficulties. We are in discussions with these borrowers to develop a workout plan and minimize the risk of loss to the Bank.

Included in our most recent projections for the nine months ended September 30, 2009, we have considered the current interest rate environment and we have provided for a provision for loan losses of $20.8 million which includes the $18.3 million provided in the second quarter of 2009.  It is expected that these loan losses will be largely deducted in the 2009 tax return and will not substantially impact years beyond 2009.  We are currently in the process of updating the projections for 2010 through 2012.  We expect that subsequent to 2009, we will be in a taxable income position.  However, this expectation is based on information available at this time and may change, depending on a number of factors, including market factors and changes in tax law.  During the fourth quarter of 2009, a tax law change temporarily extending the net operating loss carryback period was signed into law.  This law change increases our available carryback potential as of October 2009.

3.	We note you recorded a partial deferred tax valuation allowance. Please tell us in detail how you calculated the amount of your deferred tax asset related to your charitable contribution

United States Securities and Exchange Commission
November 10, 2009

and your mutual fund losses that were not more likely than not to be realized. Also, explain to us how you analyzed each significant deferred tax asset to determine if it was more likely than not to be realized. Specifically identify the key characteristics of the deferred tax assets related to your charitable contribution and mutual fund losses that caused you to conclude that a portion was not more likely than not to be realized and explain why these characteristics were not present in your other significant deferred tax assets.

FFNW’s Response:
On a quarterly basis we perform an analysis of our deferred tax assets to determine if any valuation allowance is necessary.  We have recorded a partial valuation allowance related to two specific items.  Specifically, we have recorded a partial valuation allowance related to a potential capital loss which may be limited for tax purposes once a realization event occurs and we have recorded a partial valuation allowance related to our charitable contribution carryforward which is limited based on taxable income.

We believe that based on both positive and negative evidence, it would be premature to record a valuation allowance against our inventory of general deferred tax assets.  As discussed above, we were in a normalized cumulative income position as of June 30, 2009.   Additionally, with the public offering in 2007, we have a strong capital position which is beneficial to our core earnings.  The discussion of the specific items is as follows:

AMF Ultra Short Mortgage Fund
During the second quarter of 2008, we determined that an “other-than-temporary” impairment had occurred in the investment account related to the Shay AMF Ultra Short Mortgage Fund. A $623,000 pre-tax non-cash charge was recorded based on the market value of the Fund at June 30, 2008. At the end of the fourth quarter of 2008 the market price for the Fund was $7.30 per share, a decrease of $1.61 per share from June 30, 2008.  Based upon the continued decline in the Funds net asset value and the increase in the percentage of the Fund’s below investment grade securities, the unstable nature of the economy, and the uncertainty of the government bailout plans at that time, we classified the decrease in value from July 1, 2008 through December 31, 2008 as a permanent decline in value. The total permanent decline in value for the fourth quarter of 2008, using the net asset value at December 31, 2008, was $1.0 million for a total permanent impairment of $1.6 million for 2008.

This $1.6 million book loss represents a capital loss for tax purposes. When the loss is recognized for tax purposes it must be offset by a capital gain within a carryforward period of five years or a carryback period of three years. In the past, we have relied on two primary tax strategies that we had documented throughout 2008 to offset the capital loss with a capital gain.  At year end 2008, after thoroughly evaluating these two strategies it was determined that neither of them would be viable to offset the capital loss resulting from the future potential sale of the AMF Ultra Short Mutual Fund.  As a result, a deferred tax asset valuation allowance was recorded.

During 2009, the market value of the Fund continued to decrease thus resulting in an additional write-down of $152,000 in the value of the Fund. With no capital gain offset we also recorded a deferred tax asset valuation allowance related to this decrease in value.

United States Securities and Exchange Commission
November 10, 2009

On a quarterly basis we continue to monitor the market value of the Fund and evaluate whether any additional “other-than-temporary” write-downs are necessary.

First Financial Northwest Foundation Contribution
On a quarterly basis we review and update our analysis of pre-tax income. Based on this analysis we noted that there would not be enough pre-tax income to utilize the entire deferred tax asset related to the charitable contribution. In calculating the amount of the deferred tax asset to be utilized, we determined that we would not be able to generate enough pre-tax income through 2012 to offset $1.3 million of this deferred tax asset. Consequently, we recorded a valuation allowance for $1.3 million.

Our inventory of deferred tax assets with specific valuation allowances is principally comprised of the effects of the other-than-temporary write-downs of the AMF Ultra Short Mortgage Fund and the contribution to the First Financial Northwest Foundation.  Our other deferred tax assets are not limited by specific tax rules related to these items.

United States Securities and Exchange Commission
November 10, 2009

Sincerely,

First Financial Northwest, Inc.

/s/Victor Karpiak, President and CEO
Victor Karpiak, President and CEO

/s/Kari Stenslie, VP Chief Financial Officer
Kari Stenslie, VP Chief Financial Officer